UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 5, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

CreoScitex
3700 Gilmore Way
Burnaby, BC
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Welcomes New Certified Partner in Canada

Vancouver, BC CANADA (January 4, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), announces that A.B Dick Company, a leading worldwide supplier of digital prepress products, has been contracted as a Certified Partner. The agreement authorizes the company, headquartered in Toronto, Canada, to sell the full line of CreoScitex graphic arts products throughout Canada.

Established in 1887, A.B. Dick marketed the first commercial mimeograph. Since that time, the company and its customers have evolved. The distribution agreement with CreoScitex was sparked by A.B. Dick's recognition that its maturing customer base was seeking more sophisticated technology. As a result, the company responded by augmenting its offerings with the expansive CreoScitex product line.

The alliance of the two companies enables greater access to the latest and most innovative technology in the marketplace. By adding CreoScitex to the A.B. Dick family, that also includes Kodak Polychrome Graphics, the company will be able to offer its Canadian customers more digital solutions.

"Partnering with CreoScitex provides critical strategic advantages for A.B. Dick. It significantly expands our digital prepress offerings, particularly to the medium and large printer," stated Fred Wood, General Manager of A.B. Dick in Canada. "Moreover, it complements our high growth Kodak Polychrome supply business so customers can be given the option of conveniently designed packages of equipment and supplies."

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology and components for digital presses. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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©2000 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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Contacts:

CreoScitex
Mark Sullivan
Tel: +1-781-280-7585
Fax: +1-781-275-5649
Email: mark_sullivan@creoscitex.com